

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 18, 2017

Brad S. Elliott
Chairman and Chief Executive Officer
Equity Bancshares, Inc.
7701 East Kellogg Drive, Suite 300
Wichita, KS 67207

> **Re: Equity Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 27, 2016**
> **File No. 333-215330**

Dear Mr. Elliott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 43

Prairie's Reasons for the Merger; Recommendation of the Prairie Board, page 45

1.   Please supplementally provide us with any presentation materials that Capital presented to the board of directors relating to this transaction.

2.   Please revise to disclose the extent to which Prairie's board considered the fact that Capital had based its fairness determination upon the valuations in mergers involving Kansas based institutions, and that some of the transactions involved institutions who had significantly different financial health and earnings performance. Also, we note that in the last bullet point on page 45, the board considered the "financial analyses presented by Capital." To the extent that Capital engaged in any analyses other than the market value analysis described beginning on page 49, please describe those analyses.

Opinion of Prairie's Financial Advisor, page 47

3.   We note that on page 47, Capital indicated that it received financial projections from Prairie and State Bank. To the extent that those projections impacted any of the financial analyses referenced in the final bullet point on the top of page 48, disclose the projections necessary for an investor to evaluate the relevant analysis.

Interests of Prairie's Directors and Executive Officers in the Merger, page 53

Employment Agreements, page 53

4.   Please revise to provide more details regarding these agreements. Specifically, if known, please indicate which Prairie officers will have their compensation changed when they join Equity and the amount of any increase in their compensation.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

                                            Sincerely,

                                            /s/ Christian Windsor

                                            Christian Windsor
                                            Special Counsel
                                            Office of Financial Services